                                                                    Exhibit 12.2

                       Everest Reinsurance Holdings, Inc.
                   Ratio of Earnings/(Losses) to Fixed Charges
                             (Dollars in thousands)

                                             Nine Months
                                          Ended September 30,                 Years Ended December 31,
                                           2003        2002       2002      2001       2000       1999       1998
                                           ----        ----       ----      ----       ----       ----       ----
Earnings: Income/(Loss)
  before income taxes/(benefits)       $ 221,795   $ 131,659   $ 139,872 $  29,065  $ 202,317 $  196,582 $  212,676

Fixed Charges:
  Assumed interest component
    of rent expense                        1,437       1,460       1,942     1,655      1,289      1,225      1,769
  Interest expense                        42,596      31,914      44,508    46,004     39,386      1,490          0
                                       ---------   ---------   --------- ---------  --------- ---------- ----------

  Total fixed charges                     44,033      33,374      46,450    47,659     40,675      2,715      1,769
                                       ---------   ---------   --------- ---------  --------- ---------- -----------
Earnings plus fixed charges            $ 265,828   $ 165,033   $ 186,322 $  76,724  $ 242,992 $  199,297 $  214,445
                                       =========   =========   ========= =========  ========= ========== ==========

Ratio of earnings/(losses) to fixed
  charges                               6.0 to 1    4.9 to 1    4.0 to 1  1.6 to 1   6.0 to 1  73.4 to 1 121.2 to 1
                                       =========   =========   ========= =========  ========= ========== ==========